UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 767-1338
(Issuer’s telephone number, including area code) Preferred Stock Class A
(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of The Chosen, LLC, a Utah limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies, and the impact of the recent novel coronavirus (COVID-19) pandemic is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the potential risks and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

Description of Business

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to The Chosen, LLC, a Utah limited liability company.

The Chosen, LLC, a Utah limited liability company, was formed on October 24, 2017. Our Company has one wholly owned subsidiary, The Chosen Texas, LLC, whose activity has been consolidated into The Chosen, LLC with all significant intercompany balances and transactions being eliminated. Our objective is to develop and produce an episodic television series entitled “The Chosen” (the “Series”). “The Chosen” is the first-ever multi-season TV series about the life of Christ and those He touched. Our Company produces, markets and distributes the series to a worldwide market. Our large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success. Our Company has successfully released Season 1, is in the post-production phase of Season 2 (with Episode 1 released April 4th, 2021 and Episode 2 and 3 released on April 13th, 2021), and commenced the pre-production phase for Season 3 in anticipation of additional funding to continue to produce the Series.

Our Company’s principal products include 1) digital media which is streamed via Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) through an exclusive licensing agreement with Angel Studios, Inc. (previous to March 8, 2021 Angel Studios, Inc. was named VidAngel, Inc.) 2) Physical media sales of Blu-Ray discs and DVDs to end users of which the maintenance and distribution of the physical inventory product is managed by Angel Studios, Inc. who remits a portion of the net revenue to us. 3) Physical book sales, including devotional books, a children’s book, and study guides, of which the maintenance and distribution of the inventory products is also managed by Angel Studios, Inc. who remits a portion of the net revenue to us. 4) Merchandise sales, consisting mainly of hoodies and T-Shirts. We do not own or maintain the merchandise inventory, but manage an online store through a third-party application in which orders are drop shipped to end customers using that third-party platform. We contract with a third-party supplier that fulfills these sales on our behalf by screen printing the items and shipping them to the end customers.

During 2018 and 2019, there were significant changes in the liquidity of our Company as “The Chosen” marketing campaign became the most crowdfunded Television/Movie project of all time, raising just over 11 million dollars. The funds were used to cover offering expenses and the completion of Episodes 1-8 of Season 1. With the offering statement filed on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on March 8, 2018 (File #: 024-10814), which offering statement was qualified by the SEC on June 15, 2018 and the offering statement filed under Regulation CF of the SEC on Form C with the SEC, on June 24, 2019 (File # 020-25447), there were 11,190,030 Class A Preferred Units issued at a purchase price of $1.00 per Class A Preferred Unit. Episodes 1-4 of Season 1 were released in April 2019 while Episodes 5-8 of Season 1 were released in late November 2019. The revenue generated in 2020 from the release of Season 1 of the Series was sufficient to cover the full production cost of Season 2 which is currently in post-production, along with significant marketing costs incurred related to the release of Season 1.

As of the issuance of this report, we have been focused on the production of Season 2 of the Series, with Episodes 1-3 of Season 2 having been released the first part of April 2021, and anticipate the release of the remaining episodes over the next few weeks and months. Our plan of operations, including material expenditures, over the next fiscal year is focused on the release and marketing of Season 2, development and production of Season 3, and the continued marketing of the entirety of Season 1.

We are managed by our sole manager, The Chosen Productions, LLC, a Utah limited liability company (the
“Manager”). Our Chief Executive Officer and Chief Creative Officer are principals of the Company’s Manager. During 2020, we entered into employment contracts with individuals that are involved in various areas of operations, marketing, and production. All personnel involved with the production of Season 1 and 2 hired by our subsidiary, The Chosen TX, LLC, including writers, directors, actors, crew and other production personnel, have been hired as independent contractors.

Operational or industry risk factors

As of April 30, 2021, we have issued 11,190,030 of our Class A Units and have $4,544,187 in cash on hand. We have recognized revenue with the release of the entirety of Season 1 and expect to experience increased revenue through our marketing efforts and the release of Season 2 over the next few months; however, it is too early to predict the financial success of the Series and we cannot predict whether the release will be a material source of liquidity in the short-term or long-term.

On March 11, 2020, the World Health Organization, or WHO, officially characterized the outbreak of COVID-19 as a pandemic. Our distributor, Angel Studios, Inc., was able to adjust their employment work-from-home policies quickly which provided for minimal disruption in the distribution of our products. The production timeline for Season 2 was delayed and had increased costs due to CDC Health Guidelines. It is anticipated that the production timeline for Season 3 may be affected due to the effects of COVID-19 and the government response thereto.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

As of the filing of this report, all eight episodes of Season 1 and the first 3 episodes of Season 2 of the Series were successfully released via a SVOD model. All of Season 1 was released to multiple Transaction Video-on-Demand (TVOD) platforms, along with physical product. We also began selling merchandise and other “The Chosen” merchandise in October 2019 through a third-party producer/distributor. The pre-production phase for Season 3 is expected to begin in June 2021 in anticipation of additional funding from both revenues and additional offerings to continue to produce the series.

Results of Operations – For the Year Ended December 31, 2020

Year Ended December 31, 2020:

Revenues

Revenue produced by Season 1 through the Exclusive Video-on-demand, Subscription video-on-demand license agreement with Angel Studios, Inc. and physical media sales was $15.939.907 with revenues from the sale of film-related books and materials $641,318. Revenues related to merchandise sales in 2020 were $3,914,125, with cost of sales of $2,008,904. Other miscellaneous revenues were received totaling $256,058.

Expenses

The production of Season 1 was finalized at a total cost of $8,270,567. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of Film Costs for 2020 was $5,512,755.

Operating expenses other than the amortization of film costs were $3,619,125. These expenses were primarily attributable to $2,335,551 in advertising and marketing, $570,098 in royalties, $239,351 in wages and related taxes, $226,957 in legal and professional fees, and $121,337 in travel, computer and contract services, insurance and other miscellaneous operating expenses.

Income Taxes

We elected to be taxed as a C-corporation, effective January 1, 2018. The IRS approved the election in October 2019. The provision for income taxes of $2,500,152 for the year ended December 31, 2020 is primarily attributable to state income tax of $100 and deferred income tax expense of $2,500,052.

Excluding de minimis interest income and the income tax benefit set forth above we recorded income from operations in 2020 of $9,610,622; however, following the inclusion of interest and taxes we had net income of $7,110,799 in 2020.

Year Ended December 31, 2019:

Revenues

Revenue produced by Season 1 through the Exclusive Video-on-demand, Subscription video-on-demand license agreement with Angel Studios, Inc. and physical media sales was $815,630. Revenues from the sale of merchandise in 2019 were $168,973, with cost of sales of $96,736.

Expenses

The production of Season 1 was finalized at a total cost of $8,270,567. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of Film Costs for 2019 was $279,062.

Operating expenses other than the amortization of film costs were $827,745. These expenses were primarily attributable to $532,610 in advertising and marketing, $222,946 in legal and professional fees, and $72,189 in royalties, meals and entertainment reimbursements and other traveling expenses.

Income Taxes

In August 2019, we elected to be taxed as a C-corporation, effective January 1, 2018. The IRS approved the election in October 2019. The benefit for income taxes of $283,252 for the year ended December 31, 2019 is primarily attributable to the reduction of the valuation allowance for the net deferred income tax assets.

Excluding de minimis interest income and the income tax benefit set forth above we recorded a loss from operations in 2019 of $218,940; however, following the inclusion of interest and taxes we had net income of $64,329 in 2019.

Liquidity and Capital Resources

Year ended December 31, 2020

We filed a preliminary offering under Regulation A on September 3, 2020, for the additional $20,000,001 that was anticipated as needed to complete the production of Seasons 2 and 3. As revenues from Season 1 were sufficient to provide the necessary funds for Season 2, we have not moved forward with the issuance of the offering. The offering remains probable of occurring, but has been delayed.

As of December 31, 2020, we have cash on hand of $5,693,461 with $3,982,295 in accounts receivable and $1,029,690 of accounts payable and accrued current liabilities. Revenues from Season 1 and Season 2 of the Series are expected to be used for production costs of Season 3, operations, and to advertise and market Seasons 1 and 2. Production costs to complete Season 2 are expected to be approximately $6,000,000 and advertising and marketing costs approximately $1,500,000 - $2,000,000 during 2021.

Year ended December 31, 2019

In 2019, we issued an additional 6,553,052 Class A Units for a total of 11,190,030 as of December 31, 2019. The 2019 issuance provided the funds necessary to finalize the production of the entirety of Season 1. As of December 31, 2019, we have cash on hand was $630,325 with $126,575 of account payable. Revenues from Season 1 of the Series are expected to be used for operations and to advertise and market Season 1. Advertising and marketing costs are expected to be approximately $600,000 -$700,000 during 2020.

Trend Information

To date, revenues for 2021 have been ahead of management’s anticipations. The release of Episodes 1-3 of Season 2 has created increased excitement and momentum for the Series among its supporters. The revenues received this year through February 2021 related to the release of Season 1 of the Series were $2,340,859. We anticipate a significant increase in revenue for March and April from the distributor based on preliminary reports related to the April release of the first three episodes of Season 2. Merchandise sales through mid-March 2021 were $665,036 with related costs of $305,965

Other than the above mentioned, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 3. Directors and Officers

Our sole manager is The Chosen Productions, LLC, and Derral Eves is the sole manager of our manager. Set forth below are our executive officers. Our manager has delegated our day-to-day operations to our executive officers.

Name	Position	Age	Term of Office	Hours/Year (for Part-time Employees)
Derral Eves	Chief Executive Officer and Sole Manager of our Manager	46	February 2018	N/A
Dallas Jenkins	Chief Creative Officer	45	February 2018	N/A
Adam Swerdlow	Chief Operations Officer	36	July 2020	N/A

Biographical Information

Biographical information regarding our executive officers and executive officer nominees is set forth below.

Derral Eves

Derral Eves is our Chief Executive Officer and the sole manager of our manager, The Chosen Productions, LLC. Mr. Eves graduated from Southern Utah University with a bachelor’s degree in Communications and Public Relations and a minor in Spanish. Since January 2006, Mr. Eves has served as the Chief Executive Officer of Creatus, LLC. Mr. Eves is the creator of VidSummit, the leading professional conference for social media creators. Mr. Eves is one of the world’s top YouTube and online video marketing experts. The content on Mr. Eves’ distribution channels have received over 24 billion video views on YouTube and over 9 billion views on Facebook. Mr. Eves is also the mentor of some of the biggest and most impactful YouTube and social media stars. He has been featured on Good Morning America, The Today Show, NBC, ABC, CBS, FOX, ESPN, FORBES, AdWeek, Christians Today, World Religion News, and several other media outlets. He was recently featured in an article published by Forbes as #4 on the list of “20 Must Watch YouTube Channels That Will Change Your Business.”

Dallas Jenkins

Dallas Jenkins is our Chief Creative Officer. Mr. Jenkins graduated from Northwestern College with a bachelor’s degree in Bible and Communications. Mr. Jenkins currently serves as the president of Jenkins Entertainment and is primarily responsible for the oversight of the production of all films and videos produced by Jenkins Entertainment. Mr. Jenkins is also a film writer who has worked in Hollywood for nearly two decades, creating films for Warner Brothers, Lionsgate, Hallmark Channel, PureFlix and Universal. Mr. Jenkins has created several faith-based films, such as Midnight Clear, What If…, Though None Go With Me and The Resurrection of Gavin Stone. Mr. Jenkins is the son of celebrated Christian author Jerry B. Jenkins (the creator of The Left Behind Series and The Jesus Chronicles Series).

Adam Swerdlow

Adam Swerdlow is our Chief Operating Officer. Mr. Swerdlow graduated from University of Massachusetts-Amherst with a bachelor’s degree in Communications and a minor in Film. Originally from the suburbs of New York City in Connecticut, starting in 2011 Adam built a financial planning practice at Northwestern Mutual. In order to be closer to his family who moved to California in 2007, Adam moved his practice and tenacity to Newport Beach in Q3 of 2016. During his tenure at Northwestern Mutual he accomplished many goals including achieving million dollar round table (MDRT) and other numerous company and industry accolades. He was also responsible for recruiting, building and managing teams of Financial Advisors in his respective offices. Adam left Northwestern in 2019 to practice as an Independent Financial Advisor and also co-founded The Financial Advisors Alliance, a coaching and consulting firm for Financial Advisors. In 2020 The Financial Advisors Alliance was acquired by Model FA where Adam continues to consult. Not only does he bring his wealth of knowledge from his near decade as a Financial Advisor, he also brings his skillset in business development, operations and management. Adam also stays active as a member of a few local charities, chambers and community foundations. When he is not working, he enjoys being as physically active as possible with his wife Shaylene and dog, Poppy.

Director and Executive Compensation

Our Manager does not receive compensation for acting in its capacity as Manager of the Company. However, the executive officers receive compensation from the Company as employees and the Manager and executive officers may receive compensation if employed or as independent contractors of the Company for services performed in connection with the creation, distribution and production of the Series.

Item 4. Security Ownership of Management and Certain Security holders

Our Company has two classes of membership interests outstanding, the Class A Units and the Common Units. There are currently 14,380,466 Common Units and 11,190,030 Class A Units outstanding. Purchasers of our units of membership interest become members in our Company with respect to their ownership of units (the “Members”). Our Manager has the right to create, authorize and issue new units of membership interests in our Company, including new classes.

Capitalization

The following table sets forth the beneficial ownership of our membership units of each of our Manager, executive officers, and security holders who own more that 10% of our outstanding membership units:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Membership Interest
Common Units	Dallas Jenkins 4 S 2600 W Ste 5 Hurricane, UT 84737	6,255,000 Common Units	N/A	44%
Common Units	Derral Eves 4 S 2600 W Ste 5 Hurricane, UT 84737	3,614,000 Common Units	N/A	25%
Common Units	Ricky Ray Butler 9849 Yoakum Dr Beverly Hills, CA 90210	2,780,000 Common Units	N/A	19%
(1) Each beneficial owner owns his interest through the Manager.

Item 5. Interest of Management and Others in Certain Transactions

Obligations to Other Entities

Our Manager and executive officers are involved in other businesses, including other television and film production businesses. Therefore, conflicts of interest may exist between their obligations to such businesses and to us. Under our Operating Agreement, our Manager is permitted to have outside business activities, including those that compete with our business. We believe our Manager and executive officers have the capacity to discharge their responsibilities to our Company notwithstanding participation in other present and future investment programs and projects.

Transactions with the Company

The Manager may, and may cause its affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by the Operating Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them in similar transactions between parties operating at arm's length. A transaction between the Manager and/or its affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a majority of the membership interests having no interest in such transaction (other than their interests as Members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or its affiliate, to seek the consent of the Members.

A Member may lend money to and transact other business with the Company with prior approval of the Manager and after full disclosure of the Member’s involvement. Such Member has the same rights and obligations with respect thereto as a person who is not a Member. A loan to the Company by a Member will not dilute the ownership interests of any other Member. We do not have any outstanding loans or loan guarantees with any related party, and, as of the date of this filing, we do not have any intentions to enter into any such transactions.

Related Party Transaction

During 2019, we entered into agreement with Dallas Jenkins, our Chief Creative Officer and a member of our Manager, to act as a Director and Writer for the Series. Under the agreements, we paid Mr. Jenkins $138,000 to direct and write the last four episodes of The Chosen Series, Season 1. We have continued to engage Mr. Jenkins as a writer for the second season and paid the member $16,000 during 2019 and $23,000 during 2020 on this contract, along with an additional $64,500 in 2020 related to the pre-production work on Season 2. Mr. Jenkins has also received payment from our Company for advertising through the member’s digital media channels, totaling $21,000 for 2019 and $37,925 for 2020.

During 2020, we entered into various agreements with a company owned by Mr. Jenkins and his spouse, Amanda Jenkins, for the writing of two devotional books and a children’s book related to the Series. Writing fees and residuals paid or accrued as payable to the company related to these agreements during 2020 was $29,872.

Item 6. Other Information

None

Item 7. Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

TOGETHER WITH REPORT OF INDEPENDENT AUDITOR

The Chosen, LLC

INDEPENDENT AUDITORS’ REPORT

To Management and Members of The Chosen, LLC

We have audited the accompanying consolidated financial statements of The Chosen, LLC and subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC
Lehi, UT
April 30, 2021

The Chosen LLC
Consolidated Balance Sheets
As of December 31, 2020 and December 31, 2019

	2020	2019
Assets

Current assets
Cash and cash equivalents	$5,693,461	$630,325
Accounts receivable	3,982,295	605,565
Other current assets	103,086	9,778

Total current assets	9,778,842	1,245,668

Property and equipment
Equipment, net of depreciation	6,221	-
Buildings, net of depreciation	468,582	-

Total property and equipment	474,803	-

Other assets
Film costs, net of amortization	9,416,259	8,039,004
Trademark, net of amortization	8,881	-
Deferred tax asset	-	283,352
Capital raise costs	119,853	-

Total other assets	9,544,993	8,322,356

Total assets	$19,798,638	$9,568,024

Liabilities and Members' Equity

Current liabilities
Accounts and credit cards payable	$608,607	$89,535
Other current liabilities	421,083	37,040

Total current liabilities	1,029,690	126,575

Long-term liabilities
Deferred tax liability	2,216,700	-

Total liabilities	3,246,390	126,575

Commitments and contingencies (see Notes 2, and 4)

Members' equity	16,552,248	9,441,449

Total liabilities and members' equity	$19,798,638	$9,568,024

See accompanying notes to consolidated financial statements.

The Chosen LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2020 and December 31, 2019

	2020	2019

Revenues
Licensing revenues, net	$16,581,225	$802,796
Merchandise sales	3,914,125	12,734
Other revenues	256,058	169,073

Total revenues	20,751,408	984,603

Cost of goods sold	2,008,904	96,736

Gross profit	18,742,504	887,867

Operating expenses
Advertising and marketing	2,335,551	532,610
Amortization of film costs	5,512,755	279,062
Depreciation and amortization expense	872	-
General and administrative	1,282,704	295,135

Total operating expenses	9,131,882	1,106,807

Net operating income/(loss)	9,610,622	(218,940)

Other income
Interest income	329	17

Net income/(loss) before benefit/(provision)
for income taxes	9,610,951	(218,923)

Benefit/(provision) for income taxes	(2,500,152)	283,252

Net income	$7,110,799	$64,329

Earnings per common unit, basic and diluted	$0.51	$-

Weighted average common units, basic and diluted	14,020,117	13,900,000

See accompanying notes to consolidated financial statements.

The Chosen LLC
Consolidated Statements of Members' Equity
For the Years Ended December 31, 2020 and December 31, 2019

					Total
		Class A	Contributed	Accumulated	Members'
	Common Units	Preferred Units	Capital	(Deficit)/Income	Equity

Balance at December 31, 2018	13,900,000	4,636,978	$4,481,354	$(872,439)	$3,608,915

Cancellation of units	-	(40,465)	(38,715)	-	(38,715)
Issuance of preferred units for cash	-	6,593,517	6,563,766	-	6,563,766
Offering expense	-		(756,846)	-	(756,846)
Net income	-	-	-	64,329	64,329
Balance at December 31, 2019	13,900,000	11,190,030	10,249,559	(808,110)	9,441,449

Issuance of common units for offering expense	480,466	-	-	-	-
Net income	-	-	-	7,110,799	7,110,799

Balance at December 31, 2020	14,380,466	11,190,030	$10,249,559	$6,302,689	$16,552,248

See accompanying notes to consolidated financial statements.

The Chosen LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020 and December 31, 2019

	2020	2019

Cash flows from operating activities
Net income	$7,110,799	$64,329
Adjustments to reconcile net income to
net cash from operating activities:
Depreciation and amortization expense	872	-
Amortization of film costs	5,512,755	279,062
Deferred income tax (benefit)/provision	2,500,052	(283,352)
Changes in operating assets and liabilities
(Increase)/decrease in accounts receivable	(3,376,730)	(594,155)
(Increase)/decrease in other current assets	(93,308)	98,126
(Increase)/decrease in film costs	(6,890,010)	(4,433,403)
Increase/(decrease) in accrued expenses	384,042	-
Increase/(decrease) in accounts payable	519,072	(412,860)

Net cash flows from operating activities	5,667,544	(5,282,253)

Cash flows from investing activities
Acquisition of property & equipment	(475,368)	-
Acquisition of trademark	(9,187)	-

Net cash flows from investing activities	(484,555)	-

Cash flows from financing activities
Net proceeds from issuance of preferred units	-	5,806,920
Cancellation of units	-	(38,715)
Capital raise costs	(119,853)	-
Principal paid on long-term debt	-	(76,327)

Net cash flows from financing activities	(119,853)	5,691,878

Net change in cash and cash equivalents	5,063,136	409,625

Cash and cash equivalents, beginning of period	630,325	220,700

Cash and cash equivalents, end of period	$5,693,461	$630,325

Supplemental disclousre of cash flow information:
Cash paid for income taxes	$100	$100
Common units issued in exchange for capital raise
services see Note 2

See accompanying notes to consolidated financial statements.

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1.    Summary of Significant Accounting Policies

Organization

The Chosen, LLC (Chosen), a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC and its wholly owned subsidiary The Chosen Texas, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted the requirements of Topic 606 effective January 1, 2019, utilizing the modified retrospective method of transition. Adoption of Topic 606 did not result in adjustments to revenue, deferred revenue, receivables, or deferred costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the series for the amortization of film costs, and valuation allowances for net deferred income tax assets.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred. Depreciation is based on the following useful lives:

Years
Buildings & Improvements	25
Equipment	5

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the bank balance exceeded the federally insured limit by $4,772,891 and $341,000, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the years ended December 31, 2020 and 2019, 80% and 83%, respectively, of the Company’s revenues related to one customer – Angel Studios, Inc. (previous to March 8, 2021, Angel Studios, Inc. was named VidAngel, Inc.). As of December 31, 2020 and December 31, 2019, 99% of the Company’s accounts receivable is related to Angel Studios, Inc. (Angel Studios).

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Receivables are written off when management determines the likelihood of collection is remote. Recoveries of receivables previously written off are recorded when payment is received.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company’s intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD), 2) physical media sales, 3) combination of physical media and digital media, 4) merchandise sales, and 5) ad share revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)
Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company’s intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by  Angel Studios’s customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During the years ended December 31, 2020, and December 31, 2019, the digital media revenue was substantially all related to the first television season of The Chosen. As Angel Studios is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from Angel Studios

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1.   Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Physical Media
The Company sells Blu-Ray discs, DVD’s, books, and related print material to end users. The Company does not own or maintain the physical media inventory. The inventory is owned by Angel Studios, and Angel Studios fulfills the sales. Revenue is recognized when the end customer receives and pays for the physical media. Angel Studios remits a portion of the sales amount to the Company. The Company recognizes revenue on a net basis.

Combination of physical media and digital media
The Company sells Blu-Ray discs and DVD’s to end users in a combination pack with digital media. The Company does not own or maintain the physical media inventory. As noted in the description of physical media above, the inventory is owned by Angel Studios, and Angel Studios fulfills the sales. As noted in the description above of digital media, digital media stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company’s intellectual property. The Company recognizes revenue on a net basis when the customer receives the physical media and access to the digital media.

Merchandise revenue
The Company sells The Chosen merchandise – mainly T-shirts. Revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. However, when the goods ship from the third party to the customer, the Company has risk-of-loss, and is responsible for goods in transit. The Company manages an online store through a third-party application and orders are drop shipped to end customers using the third-party platform. The Company contracts with a third-party supplier that is responsible for fulfilling the sales. The third-party supplier invoices the Company for inventory sold and fulfillment services; all of the cost of goods sold is related to the third-party supplier costs. The Company recognizes revenue and respective expenses on a gross basis. Revenue is disaggregated from contracts with customers by goods or services as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

Ad share revenue
The Company has monetized their YouTube and Facebook marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms.

The following table presents the Company’s revenue disaggregated by the previously mentioned performance obligations for the years ended December 31, 2020 and 2019.

	December 31,	December 31,
	2020	2019
Combination of physcial media and digital media	$-	$343,105
Physical media	5,736,377	246,974
Digital media - VOD/SVOD	10,203,530	225,551
Merchandise	3,914,125	168,973
Books and related print material	641,318	-
Ad share	247,411	-
Other revenue	8,647	-
	$20,751,408	$984,603

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1.    Summary of Significant Accounting Policies, continued

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented. The following table represents the components of film costs as of December 31:

	December 31,	December 31,
	2020	2019
Released and completed film costs	$8,270,567	$8,270,567
Not released, in production film costs	6,809,891	-
In development or preproduction film costs	127,618	47,499
	15,208,076	8,318,066
Accumulated amortization	(5,791,817)	(279,062)
	$9,416,259	$8,039,004

The Company amortizes film costs in proportion to the recognition of the related revenue from each episodic production block. Amortization expense for film costs for the years ended December 31, 2020 and 2019, was $5,512,755 and $279,062, respectively.

The future aggregate amounts of amortization expense expected to be recognized over the next four years related to released and completed film costs as of December 31, 2020, are as follows:

Years Ending December 31:	Amount
2021	$1,318,695
2022	683,391
2023	354,213
2024	122,451
Total	$2,478,750

Capital Raise Costs

The Company filed a preliminary offering under Regulation A on September 3, 2020, for an additional $20,000,001 to fund the production of future seasons of The Chosen. Costs expended in preparation for this potential capital raise are included in the Company’s financial statements as an asset until such time as the Offering is activated or abandoned. As of December 31, 2020, the Company had not finalized the Offering for any additional units.

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company.

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1.  Summary of Significant Accounting Policies, continued

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The (provision)/benefit for income taxes for the years ended December 31, 2020, and 2019, is comprised of the following components:

	December 31,	December 31,
	2020	2019
Deferred income tax benefit	$-	$283,352
Deferred provision for income tax	(2,500,052)	-
Current income taxes	(100)	(100)
	$(2,500,152)	$283,252

Significant components of the Company’s deferred income tax assets/(liabilities) are as follows:

	December 31,	December 31,
	2020	2019
Film costs	$(2,448,227)	$(2,077,472)
Cash basis adjustments	(822,017)	-
Net operating loss carryforwards	1,050,925	2,356,163
Other	2,619	4,661
	$(2,216,700)	$283,352

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 totaled $2,335,551 and $532,610, respectively.

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 1.   Summary of Significant Accounting Policies, continued

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 30, 2021, which is the date the financial statements were available to be issued.

Reclassifications and Revision

During our reconciliation of the preferred units in the current year, it was noted that the prior year’s issuance of preferred units for cash number was misstated by 3,270 units. Current year information reflects a revision to properly state Class A Preferred Units as of December 31, 2019. There was no change to the amounts recorded in equity.

Certain amounts in the 2019 financial statements have been reclassified to conform to the current year presentation.

Note 2:   Commitments and Contingencies

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Exclusivity Agreement
In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020.

Consulting and Coordination Agreement
During the year ended December 31, 2020, the Company issued Angel Studios 480,466 common units. This issuance was for the completion of services included in the 2018 consulting and coordination agreement related to the Company’s Regulation A offering for Preferred A Units. As these care costs of the equity offering, the units are presented on a net basis in contributed capital.

On August 11, 2020, the Company entered into a consulting and coordination agreement with Angel Studios related to the preliminary offering for Preferred B Units filed under Regulation A on September 3, 2020, to which Angel Studios will provide the following services to the Company in exchange for a fee of $300,000 payable within 30 days of the launch of the website through which the anticipated Offering will be conducted by the Company: (i) providing Company with the technology necessary to facilitate the Offering; (ii) assist in the reconciliation and accounting of all funds received and shares issued for the Offering; (iii) video recording, editing, and marketing related consultation; and (vi) assisting Company with such other matters as may be agreed upon. As of December 31, 2020, the website related to the offering had not been launched and no amount was due.

Employee Agreements
The Company has entered into employment agreements with members of management and certain contractors. The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

The Chosen, LLC
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019

Note 3:     Preferred Units

The Company’s Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

The Company has authorized 2,857,143 non-voting Class B Preferred Units; none are issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions are declared, Class B unitholders receive distributions after the Class A unitholders and before common unit holders until 110% of $7 per unit has been distributed to the Class B unitholders in proportion to their interest.

Note 4:      Related Party Transactions

During 2019, the Company entered into agreements with a member of the Company as a Director and Writer. Under the agreements, the Company paid the member $138,000 to direct and write, the last four episodes of The Chosen Series, season 1. The Company continued to engage the member as a writer for the second season and paid the member $16,000 during 2019 on this contract. The Company paid the remaining $23,000 during 2020 for the rest of the writer contract along with an additional $64,500 related to writing and pre-production work on season 2.

During 2019, the Company engaged an advertising agency, which is wholly owned by one of the members of the Company’s parent company. The Company paid the advertising agency $40,000 in 2019 and $37,925 in 2020.

On May 4, 2020, the Company entered into an agreement with a company owned by a member of the Company and the member’s spouse to write two devotional books based on the Series. The related company received $6,000 for the writing and, in the future, will receive a 2/3 share of 12.5% of the revenue from the book sales made by Angel Studios and received by the Company. As of December 31, 2020, the amount paid and accrued to the related company for these residuals was $23,741.

On October 7, 2020, the Company entered into an agreement with a member’s spouse to write a children’s book based on the Series. The member’s spouse receives 7.5% of the revenue from the book sales made by Angel Studios and received by the Company. As of December 31, 2020, the amount paid and accrued for these residuals was $6,131.

Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.

2(f)	Third Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 3(d) to the Company’s Form 1-A filed on September 3, 2020.

(6)(a)	Exclusive Video-On-Demand and Subscription Video-on-Demand License Agreement by and between the Company and VidAngel, Inc. dated as of November 26, 2019.

6(b)	Writer Work-For-Hire Agreement, dated October 20, 2019, by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(b) to the Company’s Form 1-K filed on June 12, 2020.

6(c)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A/A filed on May 25, 2018.

6(d)	Writer Work-For-Hire Agreement, dated October 20, 2019, by and between the Company and Ryan Swanson, incorporated by reference to Exhibit 6(d) to the Company’s Form 1-K filed on June 12, 2020.

(6)(e)
Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A filed on September 3, 2020.

6(f)	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(g)	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(h)	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(i)	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Date: April 30, 2021	The Chosen, LLC

By: The Chosen Productions, LLC
Its: Manager

By:	/s/ Derral Eves
Derral Eves
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer